File No. 70-8779


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 9
                                       TO
                                    FORM U-1
                       ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                            AEP ENERGY SERVICES, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                            APPALACHIAN POWER COMPANY
                    40 Franklin Road, Roanoke, Virginia 24022

                         COLUMBUS SOUTHERN POWER COMPANY
                  215 North Front Street, Columbus, Ohio 43215

                         INDIANA MICHIGAN POWER COMPANY
                  One Summit Square, Fort Wayne, Indiana 46801

                             KENTUCKY POWER COMPANY
                  1701 Central Avenue, Ashland, Kentucky 41101

                             KINGSPORT POWER COMPANY
                  422 Broad Street, Kingsport, Tennessee 37660

                               OHIO POWER COMPANY
                 339 Cleveland Avenue, S.W., Canton, Ohio 44702

                             WHEELING POWER COMPANY
                 51 - 16th Street, Wheeling, West Virginia 26003 (Name of company or companies filing this statement and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza,  Columbus,  Ohio 43215
                     (Name and address of agent for service)



         American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and American Electric Power Service Corporation, Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company (sometimes collectively referred to herein as "Applicants") hereby amend their Application or Declaration on Form U-1 in File No. 70- 8779 by adding the following paragraphs under Item 1C:

         1. "AEP Energy Services, Inc. ('AEPES'), an Energy-Related Company, was incorporated and is doing business pursuant to the authority granted by HCAR No. 26572 (September 13, 1996), HCAR No. 26583 (September 27,
         1996) and HCAR No. 26713 (May 2, 1997) (collectively, the 'Orders'). Applicants now request that the Commission authorize AEPES and the New Subsidiaries formed in accordance with the authority granted in the Orders to broker and market Energy Commodities at wholesale and retail in Canada.

                  Applicants submit that approval of this request is appropriate in that (i) the North American energy market has already evolved into an integrated market in terms of both physical interconnection and the volume of cross-border electricity and gas sales; (ii) such approval would enable AEPES and the New Subsidiaries to compete with other large independent power and gas marketers that have already established a presence in the Canadian market with resulting benefits for both consumers and investors; (iii) such approval would enable Applicants to establish a presence in the Canadian markets without the need to invest significant sums in sources of production or supply in Canada; and (iv) legislative and administrative actions by Congress and other U.S. regulatory bodies, including the Energy Policy Act of 1992 ('EPAct'), the North American Free Trade Agreement ('NAFTA'), the sharp increase in export licenses granted by the Department of Energy ('DOE'), and recent rulings by the Federal Energy Regulatory Commission ('FERC') which (a) authorize Powerex and H.Q. Energy Services, Inc., affiliates of Canadian utilities,1 to sell power at market-based rates in
--------
         1        Federal Energy Regulatory Commission Docket Nos. ER97-
         4024 and EL95-62, 80 F.E.R.C. P. 91,343 (September 24, 1997) and
         ER97-851, 81 F.E.R.C. P. 61,184 (November 12, 1997).  Powerex is a
         subsidiary of British Columbia Hydro and Power Authority ('BC
         Hydro') and H.Q. Energy Services, Inc. is a subsidiary of Hydro-
         Quebec.


         the U.S. and (b) condition market rate orders granted to power marketing affiliates of Canadian utilities upon the existence of open access to the transmission systems of such Canadian utilities. All of these factors underscore the importance of promoting free and unfettered competition in the North American energy market as a national goal. Finally, Applicants believe that considerations underlying the recent orders of the Commission authorizing subsidiaries of registered holding companies to engage in demand-side management and energy efficiency activities in Canada are equally applicable to the proposal contained herein.

         A.       The North American Energy Market Constitutes a Single
                  Market.

                  There are few if any remaining physical barriers to electricity and gas transactions across the U.S.-Canada border. The electricity transmission grids in Canada and the U.S. are interconnected at many points. Certain U.S. and Canadian utility systems have been operated synchronously for decades and coordinate operations and planning through membership in regional reliability councils.2 Likewise, there are several large natural gas pipelines between the U.S. and Canada.3

                  The  Western  Systems  Power Pool  ('WSPP') is one of the best examples of the increasingly integrated, international nature of the North American electricity market. The WSPP functions as a marketplace
         where  members  can  trade  electricity   under  favorable   regulatory
         conditions. The organization began in 1987 as an experiment involving 15 utilities in or near California. Since then, it has grown to include over 140 members located throughout the U.S. and including Canadian entities such as Edmonton Power, Powerex, TransAlta Utilities Corp., TransCanada Power Corp. and West Kootenay Power.4
--------
         2        For example, Consumers Energy Company, Detroit Edison and
         Ontario Hydro are parties to an interconnection agreement governing the transmission of power between Canada and the U.S.  In addition, the AEP System currently delivers power to Detroit Edison for resale to Ontario Hydro.
         3        See 'International Energy Outlook 1998', Dept. of Energy,
         Energy Information Admin. (April 1998), pp. 50-52.
         4        See Western System Power Pool Transmission and Ancillary
         Services Tariff and Revisions to WSPP Agreement to Unbundle Transmission from Sales Prices Filed with the Federal Energy
         Regulatory Commission, Dec. 30, 1996, F.E.R.C. Docket No. OA97-220-
         000.


                  In recent years, the volume of cross-border gas and electricity sales has grown dramatically and is projected to grow well into the future. In 1996, the U.S. imported (mostly from Canada) 12.4% of its total gas consumption, which is expected to increase to 15.2% by 2020 as additional pipeline capacity is constructed.5 Canadian exports of gas to the U.S. in 1994 amounted to approximately 50% of Canada's total domestic production, up from 28% a decade ago.6 In 1997, the U.S. imported 46.3 billion kwhs of electricity (again, mostly from Canada) and exported 8.8 billion kwhs. While imports are not projected to grow, exports are expected to more than double to 21 billion kwhs by 2020.7

         B. Other Energy Marketers With Which Applicants Compete Have Already Established a Presence in Canadian and Mexican Markets.

                  Many U.S.  power  producers and marketers  have already sought and obtained export authorizations from the DOE under Section 202(e) of the Federal Power Act. For example, North American Energy Conservation, Inc., USGen Power Services, L.P., CNG Energy Services Corporation, Destec Power Services, Inc., NorAm Energy Services, Inc., Enron Power Marketing, Inc., Calpine Power Services Company, Electric Clearinghouse, Inc., Sonat Power Marketing L.P., Engage Energy US, L.P., Arizona Public Service Company, Global Energy Services LLC, Public Service of New Mexico, Inland Pacific Energy, The Utility-Trade Corporation, Aquila Power Corporation and Tractebel Energy Marketing, Inc. have all sought and obtained licenses to export power at specified interconnection points. DOE also granted, with conditions, Enron Power Marketing, Inc.'s ('Enron') request for 'blanket' authority to export power across all interconnection points into Canada.8
--------
         5        In 1996, the U.S. imported 2.76 trillion cubic feet (tcf)
         of natural gas from Canada, which is expected to increase to 4.48 tcf by 2020.  See 'Annual Energy Outlook 1998', Dept. of Energy,
         Energy Information Admin. (December 1997), p. 61 and Appendix A,
         Table 13.
         6        See 'International Energy Outlook 1996', Dept. of Energy,
         Energy Information Admin. (May 1996), p. 40.
         7        'Annual Energy Outlook 1998', supra, n. 5, Appendix A,
         Table 10.
         8        See Enron Power Marketing, Inc., Order No. EA-115
         (September 26, 1996).


                  Of course, power marketing does not simply involve exporting U.S. produced power into Canada. Marketers also need the flexibility to purchase sources of supply within Canada, either for import into the U.S. or for resale to customers in Canada. Although AEPES and the New Subsidiaries may, consistent with the terms of the Orders, purchase energy supplies Canada for resale in the U.S., and may sell U.S. produced power and gas at the Canadian border, they are restricted under the Orders from making wholesale and retail sales in Canada. This restriction will place AEPES and the New Subsidiaries at a competitive disadvantage vis-a-vis other marketers, especially as deregulation of energy markets in Canada evolves. For example, the restriction in the Orders would presumably prevent AEPES and the New Subsidiaries from selling U.S. produced power to a customer in Canada if the delivery point (viz., the point where title typically passes) is on the Canadian side of the border, and would preclude AEPES and the New Subsidiaries from agreeing to supply all of the facilities of a 'national account' customer (e.g., a supermarket chain) if some of those facilities are located outside the U.S.

         C. Energy Marketing Would Enable Applicants to Participate in the North American Energy Markets Without Having to Make any Significant Foreign Investment in Facilities.

                  American  may,  even without the need for further  approval by this Commission (except for any financing approval that may be required by Applicants), make sales of electricity and gas in Canada at retail through a 'foreign utility company' ('FUCO'). In fact, Applicants have in the past investigated investment opportunities in Canada. A significant consideration to Applicants in being able to engage in retail energy marketing in Canada is that it may obviate the need to make any capital investment in facilities in Canada solely for the purpose of establishing a 'presence'.

         D. Actions to Promote Energy Competition in the North American Energy Market.

                  Several Canadian provinces have taken deregulation actions that will open provincial electric markets to competition by U.S. and other suppliers and enable Canadian producers and marketers to sell directly to industrial customers in the U.S.9 In turn, marketers affiliated with
--------
         9 BC Hydro, Canada's third largest utility, has already granted open access to its transmission network and BC Hydro and the Bonneville Power Administration are using each other's transmission network in pursuing large direct sales accounts. See Energy Economist, November 1996 (The Financial Times Limited).


         Canadian utilities have sought approval from the FERC to charge market-based rates in connection with their wholesale sales of electricity in the U.S. In Energy Alliance Partnership, 73 F.E.R.C. P. 61,019 (1995), FERC, in its review of a market-based rate application filed by a power marketer affiliated with Hydro-Quebec, determined that it was appropriate to apply the same general standards that are applied in similar cases to a marketer affiliated with a U.S. utility. These standards include proof that the applicant does not have, or has adequately mitigated, market power in generation and transmission and may not impose other barriers to market entry. In Energy Alliance, the applicant argued that its affiliation with a Canadian utility with an extensive transmission network located exclusively in Canada should be ignored for purposes of this analysis since FERC would have no jurisdiction over the affiliate in any event. FERC rejected this argument, although acknowledging that it would be powerless to order open access to the Canadian utility's transmission grid. The policy objective, as FERC stated, is not to open Canadian transmission in order to serve Canadian load; rather, it is to ensure that other potential suppliers to the U.S. market would have non-discriminatory access to the Canadian affiliate's transmission. 73 F.E.R.C. at 61,030-31. On the facts of the case, FERC was not satisfied that such non-discriminatory access to Hydro-Quebec's transmission grid existed.10

                  Subsequently, FERC granted a similar market-based rate request to a marketer affiliated with another Canadian utility (TransAlta Utilities Corporation, located in Alberta) upon finding that transmission grid access arrangements existing in Alberta were sufficient to enable all potential competitors to use that transmission system subject to the same rates, terms and conditions in order to reach loads in the U.S. See TransAlta Enterprises Corporation, 75 F.E.R.C. P. 61,268 (1996). In addition, FERC indicated that a further consideration in its analysis of such foreign marketer cases is whether the affiliate's transmission arrangements in Canada would allow power sellers in the U.S. to use the transmission system in order to reach potential markets in Canada on a reciprocal basis.11
--------
         10 As noted in n.1, supra, FERC subsequently has granted market-based rate authority to another affiliate of Hydro-Quebec. 11 In Powerex, supra, n. 1, FERC granted the market-based rate application filed by Powerex because it was satisfied that the utility affiliate's tariffs met FERC's non-discriminatory transmission access requirements. FERC reiterated that, in its review of these filings, it will also seek to assure reciprocal service into and out of Canada.


                  The clear implication of these market-based rate orders is that FERC strongly favors competition on a reciprocal basis in cross-border transactions, and that it does not believe that relevant power markets in North America are defined by the international boundaries.12

                  In another case, Enron Power Marketing, Inc. v. El Paso Electric Company, 77 F.E.R.C. P. 61,013 (1996), FERC ordered El Paso Electric Company to comply with its open access tariff by agreeing to provide transmission service to Enron for two substations on the U.S. side of the U.S.-Mexico border in order to accommodate sales of electricity by Enron to CFE. El Paso had refused service for several reasons, including its contention that FERC lacks authority under Sections 205 and 206 of the Federal Power Act to order transmission of electricity intended for consumption in a foreign country. Although FERC rejected El Paso's argument on the narrow ground that all of the El Paso facilities involved were on the U.S. side of the border and hence were in 'interstate commerce', it also indicated that it did not regard the fact that the power transmitted was intended for sale outside the U.S. to be controlling. On the latter question, FERC stated:

                  This Commission firmly believes that the cross-border electric trade ought to be subject to the same principles of comparable open access and non-discrimination that apply to the interstate electric industry. Even if we do not have jurisdiction over transmission facilities used solely for the export of power across the international border, it would be inconsistent with Order No. 888 and contrary to the principles of non-discrimination contained in the Federal Power Act if the owners of these facilities are able to block access for competitors to the cross-border trade. 77 F.E.R.C. P.61,013 at 61,049.

                  As these actions demonstrate, FERC has taken a strong stand (within the limits of its jurisdiction) to promote wholesale electric competition in cross-border transactions. The underlying premise in all of these actions, of course, is that the U.S. and Canadian markets cannot be divorced from each other and that the public interest will be served by actions designed to promote competition on both sides of the two borders. As stated in International Energy Outlook 1998,
--------
         12 The marketing affiliate of Ontario Hydro (Docket No. ER97-852) has a pending application for market-based rate authority and has apparently determined to open its transmission systems to third-party access in order to obtain such market rate approvals.


         these and similar restructuring actions 'should also serve to integrate the U.S. and Canadian electricity markets more closely.'13

         E. The Relevance of other Legal Developments Promoting Competition in the North American Energy Markets.

                  EPAct, which amended the 1935 Act by adding new Sections 32 (regarding investments in EWGs) and 33 (regarding investments in FUCOs), expresses a clear Congressional intent to eliminate the 1935 Act as an artificial restraint in the development of international energy markets in the name of promoting competition in the U.S. wholesale electric market and facilitating export of U.S. expertise in the electric and gas utility industries. Thus, a foreign corporation can now acquire and own a wholesale electric generating subsidiary in the U.S. without being subject to unnecessary regulation as a holding company under the 1935 Act, and U.S. companies (including registered holding companies) may acquire and hold electric and gas utility subsidiaries which operate outside the U.S.14

                  The action requested herein would also be consistent with the goals of increased trade between the U.S. and Canada as expressed in NAFTA. The public policy enunciated in NAFTA encourages the reduction of barriers to trade and the enhancement of investment opportunities between the U.S. and Canada, to the betterment of consumers in all both countries.15

         F. The Rationale Articulated in the Commission's Orders on D.S.M./Energy Efficiency Activities in Canada Is Equally Applicable to Applicants' Request.

                  The   Commission   itself  has   previously   recognized   the
         appropriateness of permitting a registered holding company to engage in certain energy-related activities outside the U.S. Specifically, by orders dated September 30, 1994 (HCAR No. 26135) and February 15, 1995 (HCAR No. 26232), the Commission
--------
         13       'International Energy Outlook 1998', supra n. 3, p. 123.
         14       Private ownership of electric generation facilities is
         permitted under certain circumstances in Canada.
         15       Interestingly, little consideration was given to whether
         NAFTA would have a significant direct impact on electricity transfers between the U.S. and Canada for the simple reason that electricity transfers were already largely free of trade impediments. See A. Gandara, 'United States-Mexico Electricity Transfers', supra, n. 13, at 29-31.


         authorized EUA Cogenex Corporation, a subsidiary of Eastern Utilities Associates, to engage in demand-side management activities in Canada. Similar approval was granted to HEC, Inc., a subsidiary of Northeast Utilities (HCAR Nos. 26108 and 26335, dated August 19, 1994 and July 19, 1995, respectively). In the second EUA order, which eliminated a revenues-based restriction on the amount of such activities that EUA could engage in outside its sales area, the Commission held that the provision of energy management services in Canada, including conservation and demand-side management services, is 'closely related' to EUA's core utility business, and that Congress, through EPAct and other legislation, had stated that there is a 'strong national interest in promoting energy conservation and efficiency.' Such benefits, which the Commission concluded should not be denied to registered holding companies, would include reduced emissions of pollutants, improved balance of payments, and expanded jobs. (HCAR No. 26232, n. 13). Further, the Commission found that such activities would not require significant investment or expose EUA to greater risks.

                  A similar  analysis would lead to the  conclusion  that retail energy marketing activities of affiliates of a registered holding company should also be allowed in Canada (subject to complying with applicable laws of those jurisdictions). First, the Commission has already determined in the Orders that power and energy marketing and brokering activities of a registered holding company are closely-related to its core utility business, even when conducted outside its service territory, and that the risks of the business can be managed through appropriate hedging mechanisms. See also, Consolidated Natural Gas Co., HCAR No. 26512 (April 30, 1995). Second, important national goals expressed in EPAct and NAFTA would be served by allowing retail marketing activities in Canada, including the promotion of competition in electric markets, and the expansion of markets for U.S. produced electricity, some of which may be excess to the needs of the U.S., which will contribute towards the positive balance of payments. And third, marketers outside of registered holding company systems are largely free from U.S. imposed regulatory constraints on energy transactions in Canada. No public interest would be served by an interpretation of the 1935 Act that would create or impose an artificial barrier on the full participation in the North American energy market solely by registered holding companies."

         2. By adding AEP Energy Services, Inc. as a signatory to the Application or Declaration on Form U-1 in this file.



                                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                           AMERICAN ELECTRIC POWER COMPANY, INC.
                           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                           AEP ENERGY SERVICES, INC.
                           APPALACHIAN POWER COMPANY
                           COLUMBUS SOUTHERN POWER COMPANY
                           INDIANA MICHIGAN POWER COMPANY
                           KENTUCKY POWER COMPANY
                           KINGSPORT POWER COMPANY
                           OHIO POWER COMPANY
                           WHEELING POWER COMPANY


                                By /s/ A. A. Pena
                                            Treasurer



Dated:  September 23, 1998